NEWS RELEASE
July 20, 2010	Release 11-2010

WESTERN COPPER PROVIDES UPDATE ON MANAGEMENT TEAM

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) reports recent changes to the management team.

Jonathan Clegg has retired as the Company’s Vice President Engineering, effective June 30, 2010, but will continue to remain involved with the Company part time. “We would like to thank Jonathan for his valued contribution to the Company, and are grateful that he will remain as an active participant during the development of our pipeline of projects” said Dale Corman, Chairman and CEO.

Replacing Mr. Clegg will be Cam Brown who has been promoted to the position of Vice President Engineering. Mr. Brown has 40 years of experience in the mining industry and was previously Senior Project Manager for Western Copper and Western Silver. Prior to joining Western Silver he worked as Project Manager for Bechtel.

Jack McClintock was retained earlier this year as a Consulting Geologist. Mr. McClintock has over 30 years experience in all facets of the mineral exploration business. He was formerly Global Exploration Manager with BHP Billiton and he is currently CEO of Savant Explorations. Mr. McClintock brings tremendous mining experience and has been advising the Company on exploration matters related mainly to the exploration program at the Casino Project.

Western Copper has hired Jesse Duke to assist the company with their permitting activities in the Yukon. Mr. Duke will be based in Whitehorse, Yukon. Mr. Duke has extensive experience in public communications, stakeholder consultations and community relations for major mining projects. He has held senior management positions for both government and the private sector. Mr. Duke has collaborated with Western Copper for the last three years overseeing the environmental work for the Casino Project.

Claire Derome, Vice President Community and Government relations left Western Copper to pursue new opportunities. The Company wishes to thank Mrs. Derome for her contributions to the Company.

Western Copper deeply regrets to announce the passing of one of its employees, Mr. Jim Marlow. Mr. Marlow, Senior Mining Engineer, was one of the Company's founding employees and a key member of the management team. He will be remembered for his many accomplishments and his commitment to the Company.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com